Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces Second Quarter 2001 Results

Toronto, Ontario (July 24, 2001) -- Vasogen Inc. (TSE: VAS; AMEX: MEW), a developer of proprietary immune modulation therapies for the treatment of cardiovascular, autoimmune, and other inflammatory diseases, today reported the results of operations for the second quarter of 2001. Comparative figures relate to the three-month period ended May 31, 2001, and to the three-month period ended May 31, 2000, unless otherwise noted. All amounts are in Canadian Dollars.

Financial Results

For the second quarter, the Company recorded a net loss of $4.1 million, or $0.09 per share, compared to a loss of $2.6 million, or $0.06 per share, the year prior. The loss for the six months ended May 31, 2001, was $6.8 million, or $0.15 per share, compared to a loss of $4.8 million, or $0.12 per share, in 2000. The increased loss resulted mainly from higher costs associated with the expansion of research and development activities and the corporate costs associated with supporting these activities. These increases were partially offset by higher investment income.

Research and development expenditures totaled $2.4 million in the second quarter of 2001, compared to $1.5 million in fiscal 2000. For the six months ended May 31, research and development expenditures totaled $4.2 million for 2001, compared to $2.9 million for 2000. The rise in R&D spending primarily reflects costs associated with advancing the Company's clinical trial programs in the areas of peripheral arterial disease, congestive heart failure, ischemia/reperfusion injury, psoriasis, chronic lymphocytic leukemia, and graft-versus-host disease; the execution of basic science programs aimed at identifying new clinical targets for Vasogen's therapeutic platform technology; and higher costs associated with the growth of the Company's intellectual property portfolio.

General and administration expenditures totaled $2.0 million, versus $1.2 million in the second quarter of 2000. For the six months ended May 31, general and administration expenditures totaled $3.6 million for 2001, compared to $2.1 million in 2000. This increase relates to greater infrastructure requirements in the research, corporate, and business development areas necessary to support advancing the development of the Company's immune modulation therapy.

Investment income totaled $0.4 million in the second quarter, compared with $0.1 million in 2000. For the six months ended May 31, investment income totaled $1.0 million in 2001, compared to $0.2 million in fiscal 2000. Investment income was higher due to a larger cash and marketable securities balance.

Cash, cash equivalents, and marketable securities held to maturity totaled $35.2 million, versus $41.6 million at year-end. During the second quarter of 2001, Vasogen received proceeds of $0.1 million from the exercise of options and warrants, compared to $2.4 million in the prior period. For the six months ended May 31, 2001, Vasogen received proceeds of $0.2 million from the exercise of options and warrants, compared to $6.6 million for the previous year. The total number of common shares outstanding at the end of the second quarter 2001 increased to 44.8 million from 44.7 million at year-end and from 41.4 million as at May 31, 2000.

An expanded Management's Discussion & Analysis for the quarter can be accessed through Vasogen's web site at www.vasogen.com.

                                    - more -

                                                       ...page 2, July 24, 2001

Highlights

Vasogen announced its plans for a U.S. multi-center, placebo-controlled clinical trial in peripheral arterial disease (PAD), a serious condition resulting from atherosclerosis. PAD affects more than 20 million people in North America and Europe. This double-blind, placebo-controlled trial is to be conducted under the direction of Dr. Jeffrey Olin, Director of The Heart and Vascular Institute, New Jersey, and is anticipated to enroll up to 500 patients. Vasogen is finalizing regulatory submissions for this study, which is designed to provide efficacy and safety data to support regulatory approval. This multi-center trial follows a successful 81-patient clinical trial in PAD conducted at two leading centers in the U.K. Results from this study were recently selected for an oral presentation at the Annual Meeting of the European Society for Vascular Surgery to be held in Switzerland in September.

The Company achieved another significant milestone in its cardiovascular program with the completion of enrollment in its 60-patient, double-blind, placebo-controlled clinical trial in NYHA Class III/IV chronic congestive heart failure (CHF), a progressive and often fatal cardiac condition. CHF affects more than 11 million people in North America and Europe and the costs of treating this disease are in excess of $20 billion per year in the U.S. alone. The trial, which is designed to investigate the impact of Vasogen's immune modulation therapy on the pathological processes involved in CHF patients, is scheduled for completion by year-end.

In the area of autoimmune disease, Vasogen received Health Canada approval to commence patient enrollment in a multi-center clinical trial in psoriasis patients. Psoriasis is one of the most common dermatological diseases, occurring in up to two percent of the population worldwide. This trial, designed to provide further information supporting the efficacy of the Company's immune modulation therapy in the treatment of this disease, is enrolling over 100 patients under the direction of lead investigator, Dr. Daniel Sauder, the recently appointed Professor and Chairman of the Department of Dermatology at Johns Hopkins University, Baltimore, Maryland. Following successful completion of this trial, scheduled for year-end, Vasogen expects to be in a position to advance to a U.S.-based, multi-center trial designed to support the regulatory approval process. Results from Vasogen's initial clinical trial in 20 moderate to severe psoriasis patients were presented at the 62nd Annual Meeting of the Society for Investigative Dermatology (SID) in Washington, D.C., in May.

Health Canada approved a 22-patient clinical trial to assess the safety and efficacy of Vasogen's immune modulation therapy in patients with chronic lymphocytic leukemia (CLL). CLL is the most common form of adult leukemia in the Western world. At present, CLL is incurable, with conventional chemotherapy agents being used mainly for palliation of symptoms. These agents have serious adverse side effects, including suppression of bone marrow function, nausea, vomiting, hair loss, and increased risk of infection. Patient enrollment has commenced under the direction of Dr. David Spaner, Clinical Oncologist, Regional Cancer Institute, Sunnybrook and Women's Health Sciences Centre, University of Toronto.

The Canadian Network for Vaccines and Immunotherapeutics (CANVAC) and Vasogen announced a collaboration to undertake research associated with the development of Vasogen's immune modulation therapy. CANVAC is a network of prominent Canadian scientists from more than 30 academic and clinical institutions who are working at the forefront of immunology, virology, and molecular biology research, developing vaccines and immunotherapeutics aimed at preventing and treating many of the world's deadliest diseases. Dr. Rafick-Pierre Sekaly, Professor, Department of Microbiology and Immunology, University of Montreal, and Scientific Director of CANVAC, is leading Vasogen's research program at CANVAC. This relationship will enable Vasogen to access an additional pool of leading edge knowledge and advanced technical expertise in the areas of immunology and immunotherapeutics.

                                    - more -

                                                       ...page 3, July 24, 2001

Vasogen received a U.S. Patent and Trademark Office Notice of Allowance for a patent entitled, "Method for Preventing and Reversing Atherosclerosis." This patent, related to the Company's cardiovascular programs, protects the use of Vasogen's immune modulation therapy in the treatment of atherosclerosis. It is now widely recognized that inappropriate inflammatory responses are a significant factor in the development of atherosclerosis. Atherosclerosis is the major contributing factor in a number of cardiovascular complications, including heart attack and stroke, as well as peripheral arterial disease.

At the Company's annual shareholders' meeting, William R. Grant succeeded William Cochrane, M.D., as Vasogen's Chairman of the Board. Dr. Cochrane, former Chairman and Chief Executive Officer of Connaught Laboratories, served as Chairman since 1995 and will assume the role of Vice-Chairman. Mr. Grant, Chairman of Galen Associates, has been a director of Vasogen since November 1998. His experience in the funding and development of several major pharmaceutical and healthcare companies will provide invaluable guidance as the Company advances its development programs. Prior to founding Galen, Mr. Grant served as Vice-Chairman of SmithKline Beecham and as President and then Vice-Chairman of Smith Barney (now Solomon Smith Barney). During his tenure at Smith Barney, he participated in the financing of many healthcare companies, including G. D. Searle (now part of Monsanto), A. H. Robins (now American Home Products), Marion Laboratories (now Aventis), American Hospital Supply (now Baxter), and SmithKline Beecham (now Glaxo SmithKline).

A quarterly conference call will be conducted on Wednesday, July 25, 2001 at 4:10 p.m. Eastern Time. The conference may be accessed by calling 416-640-4127 or 1-888-881-4892 ten minutes prior to the call. An audio webcast of the event will also be available at www.vasogen.com.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                       ###

                             Financial Tables Below

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
===================================================================================================================
                                                                                May 31,            November 30,
                                                                                 2001                 2000
-------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)

Assets
Current assets:
     Cash and cash equivalents                                               $      1,042         $      2,327
     Marketable securities                                                         25,575               27,999
     Prepaid expenses and other receivables                                         1,392                1,177
     --------------------------------------------------------------------------------------------------------------
                                                                                   28,009               31,503

Marketable securities                                                               8,591               11,313

Capital assets                                                                        455                  432
Less accumulated amortization                                                         221                  180
-------------------------------------------------------------------------------------------------------------------
                                                                                      234                  252

Acquired technology                                                                 4,081                4,081
Less accumulated amortization                                                       2,436                2,309
-------------------------------------------------------------------------------------------------------------------
                                                                                    1,645                1,772
-------------------------------------------------------------------------------------------------------------------
                                                                             $     38,479         $     44,840
===================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                                $      1,584         $      1,326

Shareholders' equity:
     Share capital (note 2)                                                        90,959               90,785
     Deficit accumulated during the development stage                             (54,064)             (47,271)
     --------------------------------------------------------------------------------------------------------------
                                                                                   36,895               43,514
-------------------------------------------------------------------------------------------------------------------
                                                                             $     38,479         $     44,840
===================================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit (In thousands of
Canadian dollars except per share amounts)
===================================================================================================================
                                                 Three months ended May 31,          Six months ended May 31,
-------------------------------------------------------------------------------------------------------------------
                                                   2001             2000              2001             2000
-------------------------------------------------------------------------------------------------------------------
                                                        (Unaudited)                        (Unaudited)
Expenses:
     Research and development                  $     2,433      $     1,523       $     4,248      $     2,860
     General and administration                      2,023            1,178             3,583            2,131
-------------------------------------------------------------------------------------------------------------------

Loss before the undernoted                          (4,456)          (2,701)           (7,831)          (4,991)

Investment income                                      388              102             1,038              197
-------------------------------------------------------------------------------------------------------------------

Loss for the period                                 (4,068)          (2,599)           (6,793)          (4,794)

Deficit, beginning of period                       (49,996)         (39,505)          (47,271)         (37,310)

-------------------------------------------------------------------------------------------------------------------
Deficit, end of period                         $   (54,064)     $   (42,104)      $   (54,064)     $   (42,104)
===================================================================================================================
Basic and diluted loss per share               $     (0.09)     $     (0.06)      $     (0.15)     $     (0.12)
===================================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
===================================================================================================================
                                                  Three months ended May 31,          Six months ended May 31,
-------------------------------------------------------------------------------------------------------------------
                                                    2001             2000              2001             2000
-------------------------------------------------------------------------------------------------------------------
                                                          (Unaudited)                        (Unaudited)

Cash provided by (used in):

Operations:
     Loss for the period                        $   (4,068)     $    (2,599)       $   (6,793)     $    (4,794)
     Items not involving cash:
         Amortization of capital assets
           and acquired technology                      84               81               168              159
         Common shares issued for
           services                                      -                -                 -              233
         Foreign exchange                              (11)               4                 1              (28)
     Change in non-cash working capital                353           (1,356)               43           (1,378)
-------------------------------------------------------------------------------------------------------------------
                                                    (3,642)          (3,870)           (6,581)          (5,808)

Financing:
     Shares issued for cash                              -                -                 -           15,525
     Warrants exercised for cash                         -            1,722                69            4,752
     Options exercised for cash                         58              694               105            1,849
     Share issue costs                                   -              (28)                -             (228)
-------------------------------------------------------------------------------------------------------------------
                                                        58            2,388               174           21,898

Investments:
     Increase in capital assets                         (7)             (41)              (23)             (67)
     Increase in acquired technology                     -                -                 -                -
     Purchases of marketable securities               (380)         (15,203)           (1,054)         (15,142)
     Maturities of marketable securities             4,000                -             6,200            1,547
-------------------------------------------------------------------------------------------------------------------
                                                     3,613          (15,244)            5,123          (13,662)

Foreign exchange gain on cash held
   in foreign currency                                  11               (4)               (1)              28
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and
   cash equivalents                                     40          (16,730)           (1,285)           2,456

Cash and cash equivalents,
   beginning of period                               1,002           20,217             2,327            1,031
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                                $    1,042      $     3,487        $    1,042      $     3,487
===================================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Unaudited, In thousands of Canadian dollars)

Three month and six month periods ended May 31, 2001 and 2000

================================================================================

Since December 1, 1987, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease. The Company has not had any commercial operations since inception. The operations of the Company are not subject to any seasonality or cyclicality factors.

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. These interim financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2000.

1.   Significant accounting policies:

     These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements with the exception of the Company's adoption, effective December 1, 2000, of The Canadian Institute of Chartered Accountants' Accounting Guideline 11, "Enterprises in the Development Stage." Accounting Guideline 11 provides guidance on recognition, measurement, presentation, and disclosure by enterprises in the development stage and requires certain specific disclosures needed for fair presentation of financial position, operating results and cash flows, as well as other disclosures that help users to evaluate their performance. There are no current period adjustments or retroactive adjustments required to these interim consolidation financial statements resulting from the Company adopting Accounting Guideline 11 because the Company had not previously deferred pre-operating costs or development costs. In its annual consolidated financial statements for the year ending November 30, 2001, the Company will provide additional disclosures required under Accounting Guideline 11.


2.   Share capital:

================================================================================
                                                  May 31,        November 30,
                                                    2001                 2000
--------------------------------------------------------------------------------

       Common shares                          44,842,148           44,741,697
       Options                                 1,711,379            1,480,300
       Warrants                                  290,000              342,500
================================================================================

     During the second quarter, the Board and Shareholders approved a 400,000 increase in the number of employment options and warrants available for grant. As at May 31, 2001, 534,062 employment options and warrants are available for grant.

3.   Segmented information:

     The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are primarily located in Canada and the acquired technology is located in Ireland.


                                       ###

                      Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto which have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.

RESULTS OF OPERATIONS

Research and Development

Research and development expenditures totaled $2.4 million in the second quarter of 2001, compared to $1.5 million the year prior. For the six months ended May 31, 2001, research and development expenditures totaled $4.2 million for 2001, compared to $2.9 million in 2000. As elaborated in the MD&A in the Company's 2000 Annual Report, the increase in spending reflects costs associated with advancing the Company's clinical trial programs in the areas of peripheral arterial disease, congestive heart failure, ischemia/reperfusion injury, psoriasis, chronic lymphocytic leukemia, and graft-versus-host disease; the execution of basic science programs aimed at identifying new clinical targets for Vasogen's therapeutic platform technology; and higher costs associated with the growth of the Company's expanded intellectual property portfolio.

There were no unexpected cost increases associated with the Company's clinical programs. More details on Vasogen's clinical development programs can be found in the Company's 2000 Annual Report and its Annual Information Form.

General and Administration

General and administration expenditures totaled $2.0 million in the quarter, compared to $1.2 million a year ago. For the six months ended May 31, general and administration expenditures totaled $3.6 million, compared to $2.1 million in 2000.

In general, these increases relate to the internal growth necessary to support advancing the commercial development of the Company's immune modulation therapy. Specifically, these increases are due to higher expenses related to business and corporate development activities, and general and administration expenditures resulting from increased infrastructure requirements to support both research and corporate activities.

Investment Income

Investment income totaled $0.4 million in the second quarter of 2001, compared with $0.1 million in 2000. For the six months ended May 31, 2001, investment income totaled $1.0 million, compared to $0.2 million in 2000. Investment income was higher in both periods due to a larger cash and marketable securities balance.

Loss

The loss for the quarter totaled $4.1 million, or $0.09 per share, compared to a loss of $2.6 million, or $0.06 per share, in 2000. The loss for the six months ended May 31, 2001 was $6.8 million, or $0.15 per share, compared to $4.8 million, or $0.12 per share, for the comparable period in 2000. The increase in both periods resulted mainly from higher costs associated with the expansion of research and development activities and the corporate costs associated with supporting these activities. These increases were partially offset by a higher level of investment income.

There are no seasonal or cyclical factors that have a material effect on the Company's operating results.

                                    - more -

LIQUIDITY AND CAPITAL RESOURCES

Financing

There were no proceeds from financings in the first or second quarter of 2001, whereas during the six months ended May 31, 2000, the Company received net proceeds of $15.3 million from a financing.

During the second quarter of 2001, Vasogen received proceeds of $0.1 million from the exercise of options and warrants, compared to $2.4 million during the same period of 2000. For the six months ended May 31, 2001, Vasogen received proceeds of $0.2 million from the exercise of options and warrants, compared to $6.6 million for the previous year. The total number of common shares outstanding at the end of the second quarter 2001 increased to 44.8 million from
44.7 million at year-end and from 41.4 million as at May 31, 2000.

Cash Position

At May 31, 2001, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $35.2 million, compared to $41.6 million at year-end. The Company invests in liquid, highly-rated government and corporate debt instruments. Although its current cash position is adequate, as further explained in the MD&A contained in the Company's 2000 annual report, the Company may seek to access the public or private equity markets from time to time, even if it does not have an immediate need for additional capital at that time.

RISKS AND UNCERTAINTIES

Vasogen has not had any significant changes to its risks and uncertainties from those that were disclosed in the Company's fiscal 2000 MD&A.

OUTLOOK

Vasogen has not had any significant changes to its outlook from those that were disclosed in its fiscal 2000 MD&A.


                                       ###